EXHIBIT 31.2

RULE 13a-14(a) CERTIFICATION OF CHIEF FINANCIAL OFFICER AND
MEMBER OF THE OFFICE OF THE PRESIDENT

I, Richard A. Waldron, Chief Financial Officer and Member of the Office of the President of SciClone Pharmaceuticals, Inc.
(the registrant), certify that:

1.   I have reviewed this Form 10-Q of SciClone Pharmaceuticals, Inc. (the registrant);

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material
     fact necessary to make the statements made, in light of the circumstances under which such statements were made, not
     misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present
     in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the
     periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and
     procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as
     defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be
         designed under our supervision, to ensure that material information relating to the registrant, including its
         consolidated subsidiaries, is made known to us by others within those entities, particularly during the period
         in which this report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial
         reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of
         financial reporting and the preparation of financial statements for external purposes in accordance with
         generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this
         report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the
         period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that
         occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of
         an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's
         internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control
     over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or
     persons performing the equivalent functions):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over
         financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process,
         summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant
         role in the registrant's internal control over financial reporting.

Date: May 9, 2005   /s/ Richard A. Waldron

                                                                        Richard A. Waldron
                                                                        Chief Financial Officer
                                                                     Member of the Office of the President